JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

November 26, 2007	TSX-VENTURE: JNY
FRANKFURT: JL4

JOURNEY ANNOUNCES CLOSING OF
NON-BROKERED PRIVATE PLACEMENT

VANCOUVER, BRITISH COLUMBIA – Journey Resources Corp. (the “Company”) is pleased to announce that the TSX Venture Exchange accepted for filing, a non-brokered private placement of 3,370,000 Units at a price of $0.25 per Unit for total proceeds of $842,500, together with one-half of a share purchase warrant, each whole warrant being exercisable to purchase one common share at an exercise price of $0.35 for a period of two years from the date of closing (the “Private Placement”). The Company has now closed on the Private Placement.

The Private Placement was over-subscribed as the Company initially arranged for the placement of up to 2,800,000 units at $0.25 per unit for total proceeds of $700,000 (see news release dated November 7, 2007).

Finders fees were paid in the amount of 8% of gross proceeds, excluding those proceeds raised from insiders of the Company. In addition, finders’ share purchase warrants were issued entitling the purchase of 8% of the number of Units sold under the private placement, at a price of $0.35 per finder’s warrant exercisable for a two-year period from the date of closing.

All of the securities issued or issuable under the Private Placement will have a 4 month hold period expiring March 24, 2008.

The Company will use the proceeds from this private placement for general working capital purposes.

For Investor information, contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jack.centerline@telus.net, or visit website www.journeyresourcescorp.com

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”
JATINDER (JACK) BAL
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.